4851 Lake Brook Drive Glen Allen, Virginia 23058 Phone: (804) 565-3000 / Fax: (804) 565-3500 www.insmed.com

Via Facsimile and U.S. Mail

May 4, 2005

Jim Peklenk

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Insmed Incorporated
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-30739

Dear Mr. Peklenk,

Thank you for your letter dated April 15, 2004 relating to Insmed Incorporated’s Annual Report of Form 10-K (the “10-K”) for the fiscal period ended December 31, 2004. We have reviewed your comments and have included them below followed by our response. Once you have had a chance to review our responses and we can confirm that our proposed changes and additions to the disclosure in the 10-K address your concerns, Insmed intends to file an amendment to the 10-K.

Copies of this letter are being sent under separate cover to Gregory Belliston and Jeffrey P. Riedler.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 35.

1. Comment:

We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrg032001.htm.

Please expand your MD&A to disclose the following information for each of your major research and development projects.

4851 Lake Brook Drive Glen Allen, Virginia 23058 Phone: (804) 565-3000 / Fax: (804) 565-3500 www.insmed.com

a.	The costs incurred during each period presented and to date on each project;
b.	The nature, timing and estimated costs of the efforts necessary to complete each project;

c.	The anticipated completion dates of each project;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

We propose to amend the 10-K in response to your comment by deleting the last paragraph of the Overview section on page 35 and replacing it with the following description of Insmed’s Research and Development Activities:

Research and Development Activities

We are engaged in the research and development of proposed drug products for the treatment of metabolic diseases and endocrine disorders. All of our research and development expenditures, whether conducted by our own staff or by external scientists on our behalf and at our expense, are recorded as expenses as incurred and amounted to approximately $106 million dollars for the period since inception, in November 1999, through December 31, 2004, and $18 million, $7 million and $23 million in the years ended December 31, 2002, 2003 and 2004. Research and development expenses consist primarily of salaries and related expenses, costs to develop and manufacture products and amounts paid to contract research organizations, hospitals and laboratories for the provision of services and materials for drug development and clinical trials.

4851 Lake Brook Drive Glen Allen, Virginia 23058 Phone: (804) 565-3000 / Fax: (804) 565-3500 www.insmed.com

Our leading drug candidate, rhIGF-I/rhIGFBP-3, or SomatoKine®, is currently in Phase III clinical trials for the treatment of GHIS. We have filed an NDA for this drug in the GHIS indication, which was accepted for review by the FDA. We have also received priority review for SomatoKine® and the FDA has notified us that the User Fee Goal Date is July 3, 2005, however there can be no assurance that the FDA will act by this date. SomatoKine® has also been granted orphan drug designation for the GHIS indication and other indications. Substantially all of our research and development expenditures for fiscal 2003 and 2004 have been related to SomatoKine®.

Our research and development efforts for other products are in their early stages and include primarily research and development regarding rhIGFBP-3 for the treatment of various cancers and INSM-18 for the treatment of various tumors. These products are either in pre-clinical stages or, Phase I and II clinical trials. All of our research and development expenditures related to these early-stage products and our efforts associated with SomatoKine® are significantly interrelated as they are all associated with drugs that modulate IGF-I activity in the human body. A significant finding in any one drug for a particular indication may provide benefits to our efforts across all of these products. All of these products also share a substantial amount of our common fixed costs such as salaries, facility costs, utilities and maintenance. Given the small portion of research and development expenses that are related to products other than SomatoKine® we have determined that very limited benefits would be obtained from implementing cost tracking systems that would be necessary to allow for cost information on a product-by-product basis.

In the near term, Insmed intends to focus substantially all of its research and development resources on the completion of phase III clinical trials for SomatoKine® in the GHIS indication and expansion of SomatoKine® into other indications. Our efforts to obtain FDA approval for SomatoKine® for the GHIS indication will be our main focus for the remainder of fiscal 2005. We estimate that our research and development expenditures to complete development of SomatoKine in this indication will be in the range of between $20 million to $23 million for the current fiscal year. Our plans to expand SomatoKine® into additional indications are expected to represent our main research and development focus beginning in 2006. Our thrust to develop our other early-stage products will continue but we expect those efforts to account for a much smaller

4851 Lake Brook Drive Glen Allen, Virginia 23058 Phone: (804) 565-3000 / Fax: (804) 565-3500 www.insmed.com portion of Insmed’s research and development expenditures. These estimates are based on currently available information and, due to a number of factors, no assurance can be provided that this project will not take longer to complete or cost more than we have currently estimated. The full cost and completion dates, through commercialization, of these research and development efforts, are dependent on the results of our Phase III clinical trial, together with the review of our NDA by the FDA.

Our clinical trials with respect to SomatoKine® are subject to numerous risks and uncertainties that are outside of our control, including the possibility that necessary regulatory approvals may not be obtained. For example, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of differences arising during the clinical trial protocol, including, among others, the following:

•	the number of patients that ultimately participate in the trial;

•	the duration of patient follow-up that is determined to be appropriate in view of results;

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patient subjects; and

•	the efficacy and safety profile of the product candidate.

Our clinical trials may also be subject to delays or rejections based on our inability to enroll patients at the rate that we expect or our inability to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials.

Moreover, all of our product candidates and particularly those that are in the pre-clinical or early clinical trial stage must overcome significant regulatory, technological, manufacturing and marketing challenges before they can be successfully commercialized. Some of these projects may never reach the clinical trial stage of research and development. As pre-clinical studies and clinical trials progress, we may determine that collaborative relationships will be necessary to help us further develop or to commercialize our product candidates, but such relationships may be difficult or impossible to arrange. Our projects or intended projects may also be subject to change from time to time as we evaluate our research and development priorities and available resources.

Any significant delays that occur or additional expenses that we incur may have a material adverse affect on our financial position and require us to raise additional capital sooner or in larger amounts than is presently

4851 Lake Brook Drive Glen Allen, Virginia 23058 Phone: (804) 565-3000 / Fax: (804) 565-3500 www.insmed.com expected. In addition, as a result of the risks and uncertainties related to the development and approval of our drug candidates and the additional uncertainties related to our ability to market and sell these products once approved for commercial sale, we are unable to provide a meaningful prediction regarding the period in which material net cash inflows from any of these projects are expected to become available.

Note 1. Description of the Business and Summary of Significant Accounting Policies, Research & Development, page F-9.

2. Comment:

Please expand your discussion of Research and Development to specifically address and distinguish the separate accounting policies for internal research and development expenditures, research and development conducted for others, and research and development services for which you have contracted.

Response:

Our accounting treatment for all of our Research and Development expenses is the same, following Generally Accepted Accounting Principles. To clarify this accounting treatment we have indicated how we record research and development expenses in the second sentence of the first paragraph of the draft disclosure regarding research and development provided in our response to your Comment 1. We also propose to add the following sentence at the end of the section entitled “Research and Development” on page 38:

We do not have separate accounting policies for internal or external research and development and we do not conduct any research and development for others.

Recent Accounting Pronouncements, page F-10.

3. Comment:

Regarding your discussion of SFAS 123(R), your statement “Insmed Incorporated is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options” is confusing. In this regard, it is unclear how the timing of when employees exercise options would impact your accounting under SFAS 123(R). As such, please supplementally explain this to us, by providing specific references to SFAS 123(R) that support this disclosure.

Otherwise, please provide us with the revisions that you would propose making to this disclosure so that it would comply with SEC Staff Topic 11M (SAB 74).

4851 Lake Brook Drive Glen Allen, Virginia 23058 Phone: (804) 565-3000 / Fax: (804) 565-3500 www.insmed.com

Response:

In order to clarify our discussion of SFAS 123(R) we propose to remove the last sentence of the second paragraph on page F-10 that reads “Insmed Incorporated is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options” and replace it with the following sentence:

Insmed Incorporated expects the financial impact of Statement 123(R) to closely approximate the values that have been discussed in the footnotes on Stock Based Compensation.

We look forward to working with you to resolve your comments and appreciate any feedback that you can provide to help enhance Insmed Incorporated’s compliance with SEC disclosure rules.

Sincerely,

Kevin P. Tully C.G.A.

Chief Financial Officer, Treasurer & Controller